VUniverse, INC



Annual Report

2021

Annual Report 2021

Throughout this document, mentions of COMPANY refer to VUNIVERSE, Inc, a C-Corporation formed on April 22nd, 2019 in the State of Delaware (the "Company"). The Company's physical address is 225 West Center Street, Kingsport, TN 37660.

You may contact the Company by emailing Evelyn@VUniverse.com. This annual report is posted on the Company's website, VUniverse.com. The Company may provide additional, occasional updates to investors via Netcapital.com. Each investor should consult his or her own financial adviser, counsel, and accountant as to legal, tax, and related matters concerning his or her investment. The information in this Form is not meant to constitute such advice.

These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the merits of the offering, nor does it pass upon the accuracy or completeness of any offering, document or literature.

These securities were offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

The information contained herein may include forward-looking statements. These statements relate to future events or to future financial performance, and involve known and unknown risks, uncertainties, and other factors, that may cause actual results to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties, and other factors, which are, in some cases, beyond the company's control and which could, and likely will, materially affect actual results, levels of activity, performance, or achievements. Any forward-looking statement reflects the current views with respect to future events and is subject to these and other risks, uncertainties, and assumptions relating to operations, results of operations, growth strategy, and liquidity. No obligation exists to publicly update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

OVERVIEW

VUNIVERSE, Inc. *("VUNIVERSE" or "Company")* was incorporated on April 22nd, 2019, in the state of Delaware. Our headquarters are located at 225 West Center Street, Kingsport, TN 37660. The company's website is VUniverse.com.

DIRECTORS, EXECUTIVE OFFICERS & SIGNIFICANT EMPLOYEES

The following table sets forth information about our executive officers and directors.

Name	Position	Term of Office
Evelyn Watters	Chief Executive Officer/Treasurer	April 22nd, 2019 to present
Monica Brady	President, Chief Operating Officer/Secretary	April 22nd, 2019 to present

Evelyn Watters has served on the Board of Directors and Treasurer since our inception April 22, 2019. She currently serves as our CEO and leads our company vision and product innovation.

Evelyn Watters

Board positions with VUNIVERSE

Dates	Position	Principal Occupation
April 22, 2019 - present	Director, Chief Executive Officer/Treasurer	Development and growth

Positions with VUNIVERSE

Dates	Position	Responsibilities
April 22, 2019 - present	Director, CEO/ Treasurer and Co-Founder	Fundraising, Innovation

Business Experience

Dates	Organization	Title, Principal Business, and Responsibilities
September 19th, 1999 - present	Trailer Central, LLC	CEO/ Executive Director/ Producer of the Golden Trailer Awards Responsible for budgets, production, editing and streaming deliverables of the popular global film awards property for a prestigious seasonal awards property

Monica Brady

Co-founder Monica Brady has served as our President, Chief Operating Officer and Secretary since April 2019. Monica is responsible for overseeing operations, marketing and monetization. Monica's background includes Co-founding and building the Golden Trailer Awards, now in its 22nd year.

Board positions with VUNIVERSE

Dates	Position	Principal Occupation
April 22, 2019 - present	Director, President, Chief Operating Officer, Secretary	Management, Development, Overseeing day to day operations, fundraising and marketing.

Positions with VUNIVERSE

Dates	Position	Responsibilities
April 22, 2019 - present	Co-Founder, President, Chief Operating Officer, Secretary	Management, Development, Overseeing day to day operations, fundraising and marketing.

Business Experience

Dates	Organization	Title, Principal Business, and Responsibilities
September 19th, 1999	Trailer Central, LLC	CFO/COO/ Executive Producer of the Golden Trailer Awards. Responsible for operations and growth of the popular global film awards property

Principal Security Holders

Set forth below is information regarding the beneficial ownership of our common stock as of April 30th, 2022 by (i) each person who owns, benfecially, more than 20% of the outstanding common stock, which includes (ii) all of the current officers and directors. We believe that, except as noted below, each named benefical owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission, and includes voting or investment power with respect to shares beneficially owned.

Evelyn Watters owns 2,000,000 shares of COMMON STOCK representing a voting power of 41.3%.

Monica Brady owns 2,000,000 shares of COMMON STOCK, representing a voting power of 41.3%.

Business

VU by VUniverse, is a SAAS platform time-saving, unbiased streaming service channel guide that protects users data privacy while suggesting content consumers would most like to watch next. The product, VU is unique in focusing on user tastes and preferences without bias toward paid advertisers. Users can quickly find where to stream your favorites and discover new movies and shows you never would have known about otherwise.

VUniverse is an AI/technology driven, entertainment centric platform created to complement streaming services, making it easier for consumers to determine which shows and movies can be found where and make relevant recommendations. All recommendations are platform agnostic and tailored to user preferences. VU protects user privacy and never monetizes user data. The VU algorithm synergizes mathematics with the science of human behavior by crossing hundreds of thousands of titles with millions of combinations of emotive tags to quickly and accurately identify programming suited to user individuality and taste.

The company's business model consists of acquiring users by reaching our primary target users via social media, and incentivizing users to sign up with free '14 day trial' offers, family plans and half off the first year subscription packages. We built our growth and revenue model off anticipated partnerships with regional and national internet and wireless service providers.

We have already received tremendous, positive feedback from users with the rollout of version 2.0 this month. They are 'wowed' by the uniquely targeted, fresh recommendations made by VU and have stated 'I'm impressed, already this algorithm is 1000% better than the previous version and making excellent recommendations.

This consumer subscription as a service model is designed to support the values of the consumers who value their time and privacy as well as the entertainment industry. Individual subscription: $3.99. Family (up to 6 members): $7.99. The US streaming market is sizeable and continues to expand through new streaming platforms making navigation even more difficult while leaving consumers even more frustrated. Our total addressable market is these 102M+ users in 49M+ households who subscribe to 3 or more streaming services.

Our accomplishments

Version 2.0 of our product is now in market and getting rave reviews.

Closed SAFE at $1M

11,000 customer waitlist

Content from 27+ streaming services, including Amazon Prime, Netflix, Hulu, etc

Registered Trademarks

Featured on NASDAQ TV #TradeTalks

SXSW Innovation Award Finalist (2020)

Pepperdine Most Fundable Company Semi-Finalist (2020)

The Startup Pill's top picks for the best Video Streaming startups 2021

Plan of Operations

Throughout 2022, we intend to continue to build and improve our core VU platform and recommendations engine, implement our sharing functionality, acquire customers via social media, roll out partnerships with internet and wireless providers and grow our marketshare to hit our milestones and KPI's. The extent to which we will be able to raise sufficient funds will determine our ability to meet our goals and revenue projections.

Employees

VUniverse has a team of two full time, unpaid owner/employees and 2 part time owner/employees who will be compensated with a salary and options once we have raised our seed round. We built our MVP2 using a team of highly talented, independent contractors.

Material Factors

In December of 2021, VUniverse moved our headquarters to Kingsport, TN. Relocating our central office to a state which encourages entrepreneurs, provides a better standard of living, and has an environment in which small business can thrive made good fiscal sense.

Our Securities

Class of security	Amount authorized	Amount outstanding	Voting rights	Other terms
Common A Stock	10,000,000	4,835,849	One vote per share	

*Note, the total number of shares outstanding includes 169,183 shares purchased through Netcapital which vote via custodian.

Those investors that participated in our offering via Netcapital have given their voting rights to a custodian, who will exercise the voting rights on behalf of all shareholders who purchased shares on the Netcapital crowdfunding portal.

The securities were issued with voting rights. However, so that the crowdfunding community has the opportunity to act together and cast a vote as a group when a voting matter arises, a custodian will cast your vote for investors pursuant to the custodian agreement that all investors entered into in connection with the purchase of common stock or units on Netcapital.

What it means to be a minority holder

There are no exercise rights held by the principal shareholders that would materially affect the current investors that participated in our Netcapital offering.

As the holder of a majority of the voting rights in the company, our majority shareholder may make decisions with which you disagree, or that negatively affect the value of your investment in the company, and you will have no recourse to change those decisions. Your interests may conflict with the interests of other investors, and there is no guarantee that the company will develop in a way that is advantageous to you. For example, the majority shareholder may decide to issue additional shares to new investors, sell convertible debt instruments with beneficial conversion features, or make decisions that affect the tax treatment of the company in ways that may be unfavorable to you. Based on the risks described above, you may lose all or part of your investment in the securities that you purchase, and you may never see positive returns.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. For example, when the company issues more shares, the percentage of the company that you own decreases, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, investors could experience value dilution, with each share being worth less than before. They might also be earnings dilution, with a reduction in the amount earned per share. The type of dilution that hurts early stage investors mostly occurs when the company sells more shares in a 'down round' meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, its important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control and earnings per share.

How is company being valued

Any valuation at this stage is difficult to assess. The valuation for the offering was established by the Company. Unlike listed companies which are valued publicly through 'market-driven' stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

Risk Factors

As a minority owner of VUniverse, investors do not have a definitive say in terms of business decisions.

Those investors who purchased common stock through Netcapital have a minority ownership in VUniverse and will be subject to the same risks as any investor with a minority stake in the company. Principally, minority investors will not have sufficient voting rights required to influence company direction at their discretion.

Corporate actions such as issuance of additional securities or repurchase of securities could influence the share price of securities held by Netcapital investors to decrease or increase respectively. Fluctuations in company valuation could similarly occur and positively or adversely impact Netcapital investors. Similarly, a sale of the issuer or assets of the issuer would signal a distribution of funds in relation to the securities held by the individual and the liquidation preferences of said securities.

Restrictions on transfer

The securities issued in a transaction exempt from registration pursuant to section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) and in accordance with section 4A of the Securities Act (15 U.S.C. 77d-1) and this part through Netcapital may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued in a transaction exempt from registration pursuant to section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)), unless such securities are transferred: to the issuer of the securities; to an accredited investor; as part of an offering registered with the Commission; or to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstances. For purposes of this paragraph, the term "accredited investor" shall mean any person who comes within any of the categories set forth in § 230.501(a) of this chapter, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person. For purposes of this paragraph, the term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in- law, or sister-in-law of the purchaser, and shall include adoptive relationships. For purposes of this paragraph, the term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Debt

As with most smart startups VUniverse has significantly reduced our burn rate as we endured the ramifications of the Covid pandemic. We switched gears early and thus do not have notable indebtedness outside of accounts payable of normal business operations. We have no outstanding bank nor shareholder loans.

Securities Offered

Date of Offering	Securities Offered	Amount Sold	Exemption	Use of Proceeds
6/18/19 -11/30/21	SAFE Capital Stock	1,041,667	Securities Act 1933	Build MVP
5/6/21 -1/24/22	Common Stock	169,183	4(a)(6) offering via Netcapital Funding Portal Inc.	Build MVP2, Customer Acquisition

No material transactions

There have been no material transactions since the beginning of the Company's last fiscal year, nor any currently proposed transaction, to which the Company was or is to be a party and the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) during the preceding 12-month period, inclusive of the amount the Company seeks to raise in the current offering under section 4(a)(6) of the Securities Act, in which any of the following persons had or is to have a direct or indirect material interest: any director or officer of the issuer. DOES NOT APPLY

Financial Condition

We are an early stage company and have limited revenue and operating history. During the Covid pandemic, we substantially cut our burn rate. Further, we moved our HQ to Kingsport, TN and we are now well adapted to our current scrappy yet efficient working environment. We raised sufficient funds via our Crowdfunding on Netcapital in 2021 to cover our development and low administrative/overhead costs.

Financial Milestones

We began generating revenue in 1Q 2022 and our financial forecast target/projection.

Timeline	# Subscriptions	% Market	Revenue
6 months	42,000	.09%	$ 221,000 MRR
12 months	202,000	.41%	$ 800,000 MRR
24 months	629,000	1.29%	$ 2,700,000 MRR

There have been no events or transactions during this time which would have a material effect on these financial statements or projections.

FINANCIALS (Unaudited)

Vuniverse, Inc.

Balance Sheet

As of December 31, 2021

	TOTAL			
	AS OF DEC 31, 2021	AS OF DEC 31, 2020 (PY)	CHANGE	% CHANGE
ASSETS				
Current Assets				
Bank Accounts				
1001 Chase Checking x7765	609.51	3,155.25	-2,545.74	-80.68 %
1002 Chase Account x7757	26,253.75	30,559.34	-4,305.59	-14.09 %
1003 First Republic (deleted)	0.00	9.96	-9.96	-100.00 %
Total Bank Accounts	**$26,863.26**	**$33,724.55**	**$ -6,861.29**	**-20.35 %**
Other Current Assets				
1250 Prepaid Expenses	870.98		870.98	
Total Other Current Assets	**$870.98**	**$0.00**	**$870.98**	**0.00%**
Total Current Assets	**$27,734.24**	**$33,724.55**	**$ -5,990.31**	**-17.76 %**
Fixed Assets				
1630 Computers	7,969.76	7,969.76	0.00	0.00 %
1800 Product Development (Capx)				
1801 Front End (Capx)	95,199.37	95,199.37	0.00	0.00 %
1802 Back End (Capx)	185,205.72	185,205.72	0.00	0.00 %
1804 Quality Assurance (Capx)	15,170.84	15,170.84	0.00	0.00 %
1805 Mobile Development (Capx)	49,190.08	49,190.08	0.00	0.00 %
Total 1800 Product Development (Capx)	**344,766.01**	**344,766.01**	**0.00**	**0.00 %**
Total Fixed Assets	**$352,735.77**	**$352,735.77**	**$0.00**	**0.00 %**
TOTAL ASSETS	**$380,470.01**	**$386,460.32**	**$ -5,990.31**	**-1.55 %**
LIABILITIES AND EQUITY				
Liabilities				
Current Liabilities				
Accounts Payable				
2000 Accounts Payable (A/P)	128,788.16	150,466.11	-21,677.95	-14.41 %
Total Accounts Payable	**$128,788.16**	**$150,466.11**	**$ -21,677.95**	**-14.41 %**
Credit Cards				
2005 Chase Ink Credit Card	15,722.33	23,302.90	-7,580.57	-32.53 %
Total Credit Cards	**$15,722.33**	**$23,302.90**	**$ -7,580.57**	**-32.53 %**
Other Current Liabilities				
2045 Accrued Expense	0.00	960.00	-960.00	-100.00 %
2150 Shareholder Loan	9,920.76	18,972.52	-9,051.76	-47.71 %
2160 Paycheck Protection Program Loan	50,062.00		50,062.00	
Total Other Current Liabilities	**$59,982.76**	**$19,932.52**	**$40,050.24**	**200.93 %**
Total Current Liabilities	**$204,493.25**	**$193,701.53**	**$10,791.72**	**5.57 %**
Total Liabilities	**$204,493.25**	**$193,701.53**	**$10,791.72**	**5.57 %**
Equity				
3000 Common Stock	75.60	74.33	1.27	1.71 %
3020 Additional Paid-In Capital	143,649.99		143,649.99	
3100 SAFE Notes	1,000,000.00	1,000,000.00	0.00	0.00 %
3300 Retained Earnings	-807,315.54	-574,494.23	-232,821.31	-40.53 %
Net Income	-160,433.29	-232,821.31	72,388.02	31.09 %
Total Equity	**$175,976.76**	**$192,758.79**	**$ -16,782.03**	**-8.71 %**
TOTAL LIABILITIES AND EQUITY	**$380,470.01**	**$386,460.32**	**$ -5,990.31**	**-1.55 %**

Accrual Basis Tuesday, April 26, 2022 09:28 AM GMT-04:00 1/1

Vuniverse, Inc.

Profit and Loss

January - December 2021

	TOTAL			
	JAN - DEC 2021	JAN - DEC 2020 (PY)	CHANGE	% CHANGE
Income				
Total Income			**$0.00**	**0.00%**
Cost of Goods Sold				
Cost of Goods Sold				
5100 IVA Feed Costs	14,400.00	24,007.13	-9,607.13	-40.02 %
Total Cost of Goods Sold	**14,400.00**	**24,007.13**	**-9,607.13**	**-40.02 %**
Total Cost of Goods Sold	**$14,400.00**	**$24,007.13**	**$ -9,607.13**	**-40.02 %**
GROSS PROFIT	**$ -14,400.00**	**$ -24,007.13**	**$9,607.13**	**40.02 %**
Expenses				
6000 Payroll & Benefits				
6010 Payroll		130,444.04	-130,444.04	-100.00 %
6020 Payroll Taxes	3,239.06	14,333.47	-11,094.41	-77.40 %
6030 Employee Benefits		18,155.45	-18,155.45	-100.00 %
6050 Workers Comp		1,163.70	-1,163.70	-100.00 %
6060 Payroll Processing Fees		5,744.52	-5,744.52	-100.00 %
Total 6000 Payroll & Benefits	**3,239.06**	**169,841.18**	**-166,602.12**	**-98.09 %**
6100 Professional Fees				
6110 Accounting Fees	11,395.00	14,100.00	-2,705.00	-19.18 %
6120 Legal Fees	10,704.53	13,245.24	-2,540.71	-19.18 %
6135 Commissions		5,250.00	-5,250.00	-100.00 %
6140 Other Professional Fees	1,494.00	11,190.66	-9,696.66	-86.65 %
Total 6100 Professional Fees	**23,593.53**	**43,785.90**	**-20,192.37**	**-46.12 %**
6200 Product & Engineering				
6220 Back End Development	840.00	4,080.00	-3,240.00	-79.41 %
6230 UX/UI	2,550.00		2,550.00	
6240 Independent Contractors	45,470.00		45,470.00	
6270 SaaS Platforms	25,362.45	21,879.64	3,482.81	15.92 %
6280 Recruiting P&E	6,400.00		6,400.00	
Total 6200 Product & Engineering	**80,622.45**	**25,959.64**	**54,662.81**	**210.57 %**
6300 Sales & Marketing				
6310 Advertising	58.00	3,279.38	-3,221.38	-98.23 %
6320 Communications, Media & Marketing	20,195.00	4,855.77	15,339.23	315.90 %
6330 Events & Conferences		64.00	-64.00	-100.00 %
6370 SaaS Platforms	3,124.97	1,281.41	1,843.56	143.87 %
Total 6300 Sales & Marketing	**23,377.97**	**9,480.56**	**13,897.41**	**146.59 %**
6400 Occupancy Costs				
6410 Rent Expense		17,402.80	-17,402.80	-100.00 %
6430 Telephone		852.45	-852.45	-100.00 %
Total 6400 Occupancy Costs		**18,255.25**	**-18,255.25**	**-100.00 %**

Vuniverse, Inc.

Profit and Loss
January - December 2021

		TOTAL		
	JAN - DEC 2021	JAN - DEC 2020 (PY)	CHANGE	% CHANGE
6500 General and Admin Expenses				
6505 Bank Service Fees	532.96	1,020.53	-487.57	-47.78 %
6515 Computer & Software Fees	3,048.50		3,048.50	
6520 Dues & Subscriptions	348.00	861.80	-513.80	-59.62 %
6525 Education & Training	35.00		35.00	
6530 Interest Expense	2,832.48	3,788.27	-955.79	-25.23 %
6532 Insurance		115.00	-115.00	-100.00 %
6535 Meals		496.32	-496.32	-100.00 %
6540 Office Expenses	535.93	1,642.06	-1,106.13	-67.36 %
6550 Postage & Delivery	30.00	18.35	11.65	63.49 %
6555 Printing & Stationery	49.33	77.73	-28.40	-36.54 %
6570 SaaS Platforms	7,126.28	6,719.66	406.62	6.05 %
6590 Travel				
6710 Hotel & Air		4,912.32	-4,912.32	-100.00 %
6730 Ground Transportation	39.22	569.61	-530.39	-93.11 %
Total 6590 Travel	**39.22**	**5,481.93**	**-5,442.71**	**-99.28 %**
Total 6500 General and Admin Expenses	**14,577.70**	**20,221.65**	**-5,643.95**	**-27.91 %**
Total Expenses	**$145,410.71**	**$287,544.18**	**$ -142,133.47**	**-49.43 %**
NET OPERATING INCOME	$ -159,810.71	$ -311,551.31	$151,740.60	48.70 %
Other Income				
9000 Other Income				
9020 Economic Injury Disaster Grant		5,000.00	-5,000.00	-100.00 %
9030 PPP Loan Forgiven (Tax-Exempt)		74,237.00	-74,237.00	-100.00 %
Total 9000 Other Income		**79,237.00**	**-79,237.00**	**-100.00 %**
Total Other Income	**$0.00**	**$79,237.00**	**$ -79,237.00**	**-100.00 %**
Other Expenses				
9100 Other Miscellaneous Expense				
9130 Corporation Taxes	622.58	507.00	115.58	22.80 %
Total 9100 Other Miscellaneous Expense	**622.58**	**507.00**	**115.58**	**22.80 %**
Total Other Expenses	**$622.58**	**$507.00**	**$115.58**	**22.80 %**
NET OTHER INCOME	$ -622.58	$78,730.00	$ -79,352.58	-100.79 %
NET INCOME	$ -160,433.29	$ -232,821.31	$72,388.02	31.09 %

Signatures

Pursuant to the requirements of Sections 4 (a) (6) of the Securities Act of 1933 and Regulation Crowdfunding (227.100-503), the issuer certifies that it had reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this form to be signed on its behalf by the duly authorized undersigned on April 29th, 2022.

VUniverse, Inc.

By /s/ ⎯⎯⎯⎯⎯⎯⎯⎯⎯⎯

Name: Evelyn Watters

Title: CEO

Company: VUniverse, Inc.

Ongoing Reporting Requirements

VUniverse, Inc. has complied with the ongoing reporting requirements specified in Rule 202 of Regulation Crowdfunding (§ 227.202).

VUniverse, Inc. will file a report electronically with the SEC annually and post the report on its web site VUniverse.com no later than 120 days after the end of each fiscal year covered by the report.

A subsequent section in this document provides the principal executive officer's certification of the financial statements. (see attached)

Certification of the financial statements

I, Evelyn Watters, certify that:

(1) The financial statements of VUniverse, Inc. Included in this form are true and complete in all material respects.

(signature)

Evelyn Watters

CEO

April 29th, 2022

Note: Intentional misstatements of omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.